Exhibit (d)(16)(viii)

AXA PREMIER VIP TRUST

AMENDMENT NO. 3

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 to the Second Amended and Restated Investment Advisory Agreement dated as of September 4, 2009 (“Amendment No. 3”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Wellington Management Company, LLP, a limited liability partnership organized under the laws of the Commonwealth of Massachusetts (“Adviser”).

WHEREAS, AXA Equitable and the Adviser have entered into a Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2006, as amended (“Agreement”) on behalf of the AXA Premier VIP Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the Agreement to reflect the termination of the Agreement with respect to Multimanager Health Care Portfolio.

NOW, THEREFORE, effective as of September 18, 2009, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Removed Portfolio. All references to the Multimanager Health Care Portfolio are hereby removed.

2. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the Multimanager Mid Cap Growth Portfolio, the Multimanager Mid Cap Value Portfolio and the Multimanager Technology Portfolio of the Trust.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/ Steven M. Joenk	By:	/s/ Nancy J. (illegible)
	Steven M. Joenk		Name: Nancy J. (illegible)
	Senior Vice President		Title:

APPENDIX A

AMENDMENT NO. 3

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Portfolios	Annual Advisory Fee Rate**

Multimanager Mid Cap Value Portfolio*	0.55% of the Wellington Allocated Portion’s average daily net assets up to and including $150 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $150 million.

Multimanager Mid Cap Growth Portfolio*	0.45% of the Wellington Allocated Portion’s average daily net assets up to and including $100 million; and 0.40% of the Wellington Allocated Portion’s average daily net assets in excess of $100 million.

Multimanager Technology Portfolio*	0.65% of the Wellington Allocated Portion’s average daily net assets up to and including $50 million; 0.55% of the Wellington Allocated Portion’s average daily net assets in excess of $50 million up to and including $100 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $100 million.

*	Fee to be paid with respect to each Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Wellington Allocated Portion.”

**	The daily advisory fee for each Wellington Allocated Portion is calculated by multiplying the aggregate net assets of the Wellington Allocated Portion at the close of the immediately preceding business day by the applicable annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.